                       Securities and Exchange Commission
                             Washington, D.C. 20549

                   -------------------------------------------

                                   SCHEDULE TO
   Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the Securities
                              Exchange Act of 1934
                               (Amendment No. __ )

                   -------------------------------------------

                    Chesapeake Biological Laboratories, Inc.
                       (Name of Subject Company (issuer))

                         AC Acquisition Subsidiary, Inc.
                               Cangene Corporation
                       (Names of Filing Person (offeror))

                 Class A Common Stock, Par Value $.01 per Share
                         (Title of Class of Securities)

                                     165146
                      (CUSIP Number of Class of Securities)

                                 Alex Glasenberg
                             Chief Financial Officer
                               Cangene Corporation
                               3403 American Drive
                                    Units 3/4
                              Mississauga, Ontario
                                 L4V 1T4 Canada
                                 (416) 749-9300
   (Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

                                    Copy To:

                               Joel I. Frank, Esq.
                            Edward I. Tishelman, Esq.
                              Hartman & Craven LLP
                                 460 Park Avenue
                            New York, New York 10022

                        --------------------------------

                            Calculation of Filing Fee

================================================================================
    Transaction Valuation                           Amount of filing fee


    Not Applicable.                                 Not Applicable.
================================================================================


[ ] Check the box if any part of the fee is offset as provided by Rule
    0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:    Not applicable.       Filing Party:   Not applicable.
Form or Registration No.:  Not applicable.       Date Filed:     Not applicable.

[X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

    Check the appropriate boxes below to designate any transactions to which the statement relates:

    [ ]  third-party tender offer                [ ] going-private transaction
         subject to Rule 14d-1.                      subject to Rule 13e-3.

    [ ]  issuer tender offer                     [ ] amendment to Schedule 13D
         subject to Rule 13e-4.                     under Rule 13d-2.

    Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

PRESS RELEASE                                           CONTACT: Thomas P. Rice
For Immediate Release                                            President & CEO
October 30, 2000                                                 (410) 843-5000


                    CHESAPEAKE BIOLOGICAL LABORATORIES, INC.
                        SIGNS DEFINITIVE MERGER AGREEMENT

BALTIMORE, MARYLAND--Chesapeake Biological Laboratories, Inc. (Nasdaq National
Market: CBLI) and Cangene Corporation today announced a definitive merger agreement under which Cangene will acquire Chesapeake Biological Laboratories in an all-cash tender offer for $4.60 per share, or approximately $42 million including Chesapeake Biological Laboratories' outstanding debt of $7.2 million.

Cangene is a biopharmaceutical company that develops, manufactures and markets specialty plasma products (hyperimmumes) and recombinant therapeutic products for international markets and a growing contract manufacturing business capitalizing on the company's proven manufacturing expertise. Cangene is based in Winnipeg, Manitoba, Canada, and in 1999 was listed in several publications as one of the fastest growing profitable companies in Canada.

Chesapeake Biological Laboratories is a Baltimore based ISO 9001 certified pharmaceutical and medical device developer and commercial manufacturing services provider for parenteral and aseptic products. CBL serves a broad range of life sciences customers, from major multi-national pharmaceutical firms to emerging biotechnology companies and has contributed to the development and production of more than 125 therapeutic products. CBL has particular expertise in providing contract-manufacturing services for process-sensitive bio-pharmaceutical products and specializes in services for the formulating, filling and packaging of client's sterile injectable biopharmaceutical and pharmaceutical products.

Thomas P. Rice, President and Chief Executive Officer, stated "We look forward to working with a well capitalized, growing pharmaceutical firm that is committed to accelerating our growth of pharmaceutical capabilities allowing CBL to broaden our services to our expanding customer base, enabling CBL to capitalize on the outsourcing trends in the industry and improve the Company's competitive position on the national and international level. "

Under the agreement, Cangene will commence a tender offer for CBL common stock and convertible preferred stock for $4.60 per share in cash. Following completion of the tender offer, Cangene intends to complete a second-step merger in which all remaining CBL shareholders will receive the same cash price paid in the tender offer. The tender offer is expected to close in early January 2001.

The board of directors of Chesapeake Biological Laboratories has approved the merger agreement and intends to recommend to the CBL shareholders that they tender their shares into the proposed offer from Cangene. The executive officers, board members and selected significant shareholders of CBL have agreed to tender their approximately 1,800,000 shares (approximately 26%) into the offer.

The tender offer is subject to customary closing conditions, including the tender of a majority of Chesapeake Biological Laboratories' outstanding common stock and obtaining necessary regulatory approvals.

Arnhold and S. Bleichroeder, Inc. acted as financial advisor to Chesapeake Biological Laboratories and provided a fairness opinion. Piper Marbury Rudnick & Wolfe LLP acted as legal counsel to CBL.

         THIS ANNOUNCEMENT IS NOT AN OFFER TO PURCHASE SHARES OF CHESAPEAKE BIOLOGICAL LABORATORIES, INC. AT THE TIME THE OFFER IS COMMENCED, CANGENE'S SUBSIDIARY WILL FILE A TENDER OFFER STATEMENT AND CHESAPEAKE BIOLOGICAL LABORATORIES WILL FILE A SOLICITATION/RECOMMENDATION STATEMENT WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION. THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION WHICH SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE OFFER. THE OFFER TO PURCHASE AND THE OTHER OFFER DOCUMENTS INCLUDED IN THE TENDER OFFER STATEMENT, AS WELL AS THE SOLICITATION/RECOMMENDATION STATEMENT, WILL BE MADE AVAILABLE TO ALL SHAREHOLDERS OF CHESAPEAKE BIOLOGICAL LABORATORIES AT NO EXPENSE TO THEM. THESE AND ANY OTHER DOCUMENTS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION WILL ALSO BE AVAILABLE FOR FREE AT THE SECURITIES AND EXCHANGE COMMISSION'S WEBSITE AT WWW.SEC.GOV.

         THIS PRESS RELEASE CONTAINS CERTAIN "FORWARD-LOOKING STATEMENTS" WITHIN THE MEANING OF SECTION 27A OF THE SECURITIES ACT OF 1933, AS AMENDED, AND
SECTION 21E OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED, WHICH ARE INTENDED TO BE COVERED BY THE SAFE HARBORS CREATED THEREBY. FORWARD-LOOKING STATEMENTS MAY INVOLVE KNOWN AND UNKNOWN RISKS, UNCERTAINTIES AND OTHER FACTORS THAT MAY CAUSE THE ACTUAL RESULTS, PERFORMANCE OR ACHIEVEMENTS OF THE COMPANY TO BE MATERIALLY DIFFERENT FROM ANY FUTURE RESULTS, PERFORMANCE OR ACHIEVEMENTS OF THE COMPANY EXPRESSED OR IMPLIED BY SUCH FORWARD-LOOKING STATEMENTS. YOU CAN IDENTIFY FORWARD-LOOKING STATEMENTS BY THE USE OF FORWARD-LOOKING TERMINOLOGY SUCH AS "BELIEVES", "EXPECTS", "MAY", "WILL", "SHOULD", "SEEKS", "APPROXIMATELY", "INTEND" OR "ANTICIPATES".



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



                                                           FOR IMMEDIATE RELEASE
NEWS RELEASE
                                                         Listed TSE, Symbol: CNJ


             CANGENE TO ACQUIRE U.S. CONTRACT MANUFACTURING COMPANY
             ------------------------------------------------------

Toronto and Winnipeg, Canada, October 30,2000 - Cangene Corporation today announced that it has entered into a definitive merger agreement, subject to certain closing conditions, under which Cangene will acquire the outstanding stock of Chesapeake Biological Laboratories, Inc. (Nasdaq National Market:
CBLI), a Baltimore, Maryland based pharmaceutical and medical device developer and commercial manufacturing services provider for parenteral and aseptic products. The Cangene and Chesapeake Boards have unanimously approved the transaction.

Under the terms of the agreement, Cangene will acquire all of the outstanding stock of CBLI for US $4.60 per share in cash, for approximately US $42 million, including the assumption of US $7.2 million in outstanding debt. This transaction will be funded with a line of credit to be obtained from Cangene's bankers. Cangene will commence a tender offer for CBLI common stock and convertible preferred stock. The tender offer is expected to close during January 2001. The executive officers, board members and selected significant shareholders of CBLI have agreed to tender their approximately 1,800,000 shares (approximately 26%) in the offer.

Dr. John Langstaff, President and CEO of Cangene stated that "this is an exciting opportunity for Cangene. We believe that the need for contract manufacturing services in the biotech industry is only just beginning and we expect to grow this business rapidly over the next several years. One of our goals this year was to increase our contract manufacturing business and this acquisition broadens our base significantly."

Cangene is one of Canada's largest biotechnology companies. Founded in 1984 in Mississauga, Ontario, Cangene is now headquartered in Winnipeg but carries on research and development activities in both cities. It uses patented manufacturing processes to produce plasma-derived and recombinant therapeutic proteins. It is also using its drug-manufacturing expertise in a developing contract manufacturing business. Its FDA-licensed, ISO 9001 registered manufacturing facilities are located in Winnipeg. Cangene's website, www.cangene.com, includes product and investor information, including past news releases.

Chesapeake Biological Laboratories is a Baltimore based ISO 9001 certified pharmaceutical and medical device developer and commercial manufacturing services provider for parenteral and aseptic products. CBLI serves a broad range of life sciences customers, from major multi-national pharmaceutical firms to emerging biotechnology companies and has contributed to the development and production of more than 125 therapeutic products. CBLI has particular expertise in providing contract-manufacturing services for process-sensitive bio-pharmaceutical products and specializes in services for the formulating, filling and packaging of client's sterile injectable biopharmaceutical and pharmaceutical products.

The foregoing may contain forward-looking comments that involve risks and uncertainties. While the comments reflect management's judgement regarding future events at this point in time, there can be no guarantees with such events as regulatory process and the approval of new manufacturing processes for existing products or new products or the approval of new products, clinical trial progress, the commercial or technical success of new products, the availability of raw materials, or the dependence on corporate relationships. Management relies on certain assumptions regarding demand; customer, supplier and subcontractor performance; and government policies and actions. Actual results may differ materially from projections. While Cangene has one drug currently on the market, most of its products are still in the investigational stage. Risks and competition are discussed more fully in the Company's annual information form.

For further information about Cangene Corporation, contact Ms. Jean Compton, Manager, Investor Relations at (905) 405-2900, or by e-mail to jcompton@cangene.com To request a free copy of this corporation's annual report, please go to www.newswire.ca and click on reports@cnw.



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